SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                            BELLAVISTA CAPITAL, INC.
                            (Name of Subject Company)

    MPF-NY 2007, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 22, LLC; SUTTER
        OPPORTUNITY FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC;
 MPF EPLANNING OPPORTUNITY FUND, LP; MPF DEWAAY FUND 5, LLC; MP INCOME FUND 16,
   LLC; MP FALCON FUND, LLC; MPF SPECIAL FUND 8, LLC; MPF SPECIAL FUND 9, LLC
                         MACKENZIE PATTERSON FULLER, LP

                                    (Bidders)
                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------
                                                 Copy to:
Christine Simpson                                Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                   MacKenzie Patterson Fuller, LP
1640 School Street                               1640 School Street
Moraga, California  94556                        Moraga, California  94556
(925) 631-9100 ext.224                           (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                     Transaction                 Amount of
                      Valuation*                 Filing Fee
                      ----------                 ----------

                     $1,687,500                    $51.81

* For purposes of calculating the filing fee only. Assumes the purchase of 750,000 Shares at a purchase price equal to $2.25 per Share in cash.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration Number:
      Filing Party:
      Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF DeWaay Fund 3, LLC; MPF Income Fund 22, LLC; Sutter Opportunity Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 5, LLC; MP Income Fund 16, LLC; MP Falcon Fund, LLC; MPF Special Fund 8, LLC; and MPF Special Fund 9, LLC (collectively the "Purchasers") to purchase up to 750,000 shares of common stock (the "Shares") in BellaVista Capital, Inc. (the "Corporation"), the subject company, at a purchase price equal to $2.25 per Share, less the amount of any dividends declared or made with respect to the Shares between June 5, 2007 (the "Offer Date") and July 9, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 5, 2007 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date. Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchasers. MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

      In the event of a price reduction resulting from a Corporation dividend declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

      Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

      The Corporation had 836 holders of record owning an aggregate of 14,266,108 Shares as of February 15, 2007, and May 21, 2007, according to the shareholder list provided to the Purchasers and the Corporation's Quarterly Report on Form 10-Q for the period ending March 31, 2007, respectively. The Purchasers and their affiliates currently beneficially own 1,231,232 Shares, or 8.63% of the outstanding Shares. The 750,000 Shares subject to the Offer constitute 5.26% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $1,687,500 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

      The address of the Corporation's principal executive offices is 420 Florence Street, Suite 200, Palo Alto, CA 94301, and its phone number is (650) 328-3060.

      The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)      Offer to Purchase dated June 5, 2007

(a)(2)      Letter of Transmittal

(a)(3)      Form of Letter to Shareholders dated June 5, 2007

(b)-(h)     Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2007

MPF-NY 2007, LLC; MPF DeWaay Fund 3, LLC; MPF Income Fund 22, LLC; Sutter Opportunity Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 5, LLC; MP Income Fund 16, LLC; MP Falcon Fund, LLC; MPF Special Fund 8, LLC; and MPF Special Fund 9, LLC

By:   /s/ Chip Patterson
      ------------------------
      Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:   /s/ Chip Patterson
      Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------

(a)(1)      Offer to Purchase dated June 5, 2007

(a)(2)      Letter of Transmittal

(a)(3)      Form of Letter to Shareholders dated June 5, 2007